Exhibit 21

FuelCell Energy, Inc.
Subsidiaries of the Registrant

Entity Name	State / Country of Incorporation
FCE FuelCell Energy Ltd. *	Canada
Cedar Creek Fuel Cell, LLC *	New York
UCI Fuel Cell, LLC *	Delaware
DFC ERG CT, LLC *	Connecticut
Eastern Connecticut Fuel Cell Properties, LLC *	Connecticut
EPCAL Fuel Cell Park, LLC *	New York
Farmingdale Fuel Cell, LLC *	New York
FuelCell Energy Finance, LLC *	Connecticut
Killingly Fuel Cell Park, LLC *	Connecticut
Setauket Fuel Cell Park, LLC *	New York
FuelCell Energy Solutions GmbH **	Germany
FCE Korea Ltd. *	South Korea
Riverside Fuel Cell, LLC *	Delaware
SRJFC, LLC *	Delaware
Versa Power Systems, Inc. *	Delaware
Versa Power Systems Ltd.	Canada
Waterbury Renewable Energy, LLC *	Delaware
Yaphank Fuel Cell Park, LLC *	New York

* These entities are wholly-owned subsidiaries of FuelCell Energy, Inc.
** This entity is a joint venture with Fraunhofer IKTS. FuelCell Energy, Inc. has an 89% ownership interest in this entity.